FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 14, 2005

Commission File Numbers: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Press release entitled “ABN AMRO further aligns Group structure to realise profitable growth potential”, dated October 14, 2005.

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-81400, 333-84044, 333-89136 and 333-104778.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: October 14, 2005	By:	/s/ H.W. Nagtglas Versteeg

		Name:	H.W. Nagtglas Versteeg
		Title:	Secretary to the Managing Board

	By:	/s/ R.P. Bruens

		Name:	R.P. Bruens
		Title:	Head of Investor Relations

Item 1

Amsterdam, 14 October 2005

ABN AMRO further aligns Group structure to realise profitable growth potential

  New Group structure reflects strategic focus on mid-market clients
  Creation of Group Business Committee to drive further synergies and cooperation across BUs
  New appointments, including three Managing Board members

ABN AMRO announces today changes which are designed to enhance the service we provide to our core mid-market clients. Our aim is to improve access to our network and our global product capabilities. The new structure, reflecting our mid-market strategy, will be implemented from 1 January 2006, including a refined governance model and the appointment of three new board members.

“This is the next step in aligning our organisation further with our strategy, enabling us to serve our clients even better by drawing on the untapped potential of the Group,” said Rijkman Groenink, Chairman of the Managing Board of ABN AMRO. “Our network offering and product suite will be open to a wider spectrum of our client base, ensuring that we are the bank of choice for our customers. With the adjustment to the structure, we are well placed to realise our profitable growth potential.”

Regulatory authorities and employee representative bodies have been informed and will be consulted on the organisational changes. We will proceed with the implementation of the plans after we have received all necessary consent.

Business Unit Structure
In February 2005, ABN AMRO announced its intention to reinforce its commitment to the consumer and commercial mid-market clients and to leveraging the benefits of being one Group. Two global cross-BU segments – a Consumer Client segment and a Commercial Client segment - were created to enforce the mid-market strategy. Transaction Banking and a Shared Services organisation were also created to leverage our advantages of being one Group.

As a next step, the current structure of three Strategic Business Units, including Consumer and Commercial Clients (C&CC), Wholesale Client (WCS) and Private Clients and Asset Management (PC&AM), will be replaced by a new structure from 1 January 2006.

The changes aim to ensure that we consistently strengthen our competitive advantage with our mid-market clients. These steps are designed to maximise our impact on client servicing, efficiency and competitiveness.

The new structure will enable ABN AMRO to integrate further the services that it offers its clients. This will open up an increased array of high quality products to a wider client base and result in increased cross selling and a leverage of the international network. It will also increase growth and efficiency through spreading winning formulas throughout the consumer and commercial segments.

NL	Europe	North America	South America	Asia	PC	Global Clients
Consumer Client Segment

Commercial Client Segment
Local Products	Local Products	Local Products	Local Products	Local Products	Local Products	M&A ECM
Global Markets
Transaction Banking
Asset Management
Services
Group Functions

Client facing BUs: ABN AMRO will create seven client facing BUs.

Regional Client Bus (5) – these will incorporate the former consumer and commercial clients in Brazil, North America, the Netherlands, the BU New Growth Markets as well as the commercial clients of WCS.

Global Client BUs (2) – these will consist of the BU Private Clients and the BU Global Clients, which will serve 550 multi-national corporations currently serviced by WCS.

Cross-BU segments: the Consumer Client segment and Commercial Client segments that were introduced earlier will continue to exist in addition to the BUs. These cross BU segments will ensure alignment between the product, client and services organisations, for example by exchanging best practices and winning formulas across the Group.

Product BUs: there will be three BUs which will complement the client facing BUs, developing and delivering products for all our clients globally with a focus on the mid-market segment. The core of the WCS products will now fall under the BU Global Markets. There will be no major changes to either BU Transaction Banking or Asset Management.

Services: ABN AMRO will create a global Services organisation (including Group Shared Services and the services units in the various BUs) which will increase in scope and will align its structure with the regional Client BUs. Services will continue to create value across the Group through increased client satisfaction, higher operational efficiency, optimising of operational risk and increased flexibility. It focuses on realising synergies across the Group through further consolidation and standardisation with cost savings, as previously announced, estimated to be at least EUR 600 mln per year as of 2007, as previously announced.

WCS Update
In the new structure the WCS SBU will be unbundled in order to further improve the availability of its global product capabilities for all clients across the Group. The core WCS products will now fall under the new BU Global Markets. In line with our strategy to focus on a select group of multinationals, the BU Global Clients will continue to focus on 550 clients. The commercial clients of WCS will be integrated into the five regional Client BUs.

As mentioned earlier this year, the WCS management team is striving to ensure that it is delivering on the Group strategy of creating and delivering products for the banks mid-market clients. To this end, the management team is defining how to optimally service the mid-market client segment sacross the Group. Furthermore, it has been working on initiatives to reduce its RWA and Capital ultimately leading to a significant improvement in return on capital. Further details on this will be provided at the ABN AMRO investor day on 14 December 2005.

Changes in governance model
The new structure means there will be new demands on the governance of the Group, so we are adapting our governance model to reflect this. Furthermore, the governance changes are driven by the desire to strengthen Management Board oversight of the business, the compliance and regulatory affairs functions.

We will increase the number of Managing Board members. In addition, we are creating a Group Business Committee (GBC) in order to drive coordination across the Client and Product BUs and Services. The GBC will be made up of the five Managing Board members who have a line of business responsibility, and the eight SEVPs representing the different BUs. The GBC will drive the business on an operational level while the Managing Board retains total responsibility for the strategy setting and performance of the Group.

The new structure, along with the increase in Managing Board members and the creation of the Group Business Committee, also gives us a better oversight of all our operations and thus contributes to further strengthening of the compliance function. We will change the reporting lines of the Risk and Finance function to two different Board members and each country will have a country Executive who will be responsible for all compliance and regulatory matters.

Changes in senior management
After having served more than seven years as Chief Financial Officer (CFO) and member of the Managing Board, Tom de Swaan has decided to use the option to retire from the Managing Board at the age of 60. Tom will retire on 1 May 2006. Until then, he will continue to be responsible for Group Risk Management and the reporting of the 2005 results. From 1 January, Hugh Scott-Barrett will take over the role of CFO.

Tom de Swaan has agreed to continue his services for the bank after his retirement as an advisor to the Managing Board, specifically on the topics of economic and financial affairs, and sustainable development.

We would like to thank Tom de Swaan for his firm commitment and dedication to our company and for bringing the CFO function to the next level during the past seven years.

We will propose the appointment of Huibert Boumeester, Piero Overmars and Ron Teerlink as new members of the Managing Board to the shareholders at an Extraordinary General Meeting of Shareholders (to be held later this year). These appointments are also subject to approval of the Dutch Central Bank.

The responsibilities of the MB members will be as follows:

Rijkman Groenink	Chairman of the Managing Board, Group Audit, Group Compliance & Legal, Group Human Resources
Wilco Jiskoot	BU Netherlands, BU Global Clients, BU Asset Management
Tom de Swaan (retirement from 1 May 2006)	Chief Financial Officer (until 1 January), Group Risk Management, reporting financial results 2005
Joost Kuiper	BU North America, Chairman Group Business Committee
Dolf Collee	BU Europe, BU Private Clients, Consumer Client Segment, Banca Antonveneta
Hugh Scott-Barrett	Chief Financial Officer (per 1 January), Group Finance, Investor Relations, Group Communications, Strategic Decision Support
Huibert Boumeester	Group Risk Management (per 1 May 2006), Corporate Development, Group M&A portfolio
Piero Overmars	BU Asia, BU Global Markets, Commercial Client Segment
Ron Teerlink	BU South America, BU Transaction Banking, Services, EU Affairs & Market Infrastructure

Furthermore we have appointed three new SEVPs (Senior Executive Vice Presidents): Jeroen Drost (head BU Asia), Carin Gorter (head Group Compliance & Legal) and Sarah Russell (head BU Asset Management).

*Bouwfonds and Private Equity will continue to report directly into the board.

Business Unit Overview

Regional Client BUs

•	BU South America	led by Fabio Barbosa
•	BU North America	led by Norm Bobins
•	BU Europe	led by Lex Kloosterman
•	BU Netherlands	led by Jan Peter Schmittmann
•	BU Asia	led by Jeroen Drost

Banca Antonveneta will be managed outside the structure until it is fully integrated into ABN AMRO and will report to Managing Board member Dolf Collee. Results of Banca Antonveneta will be reported under BU Europe.

Global Client BUs

•	BU Global Clients	led by Alexandra Cook-Schaapveld
•	BU Private Clients	led by Jos ter Avest

Product BUs

•	BU Global Markets	direct supervision of MB member Piero Overmars
•	BU Transaction Banking	Ann Cairns
•	BU Asset Management	Sarah Russell

Services
The Services organisation will fall under the direct supervision of new Managing Board member Ron Teerlink.

Group Functions
Group Functions will continue their role in guiding and coordinating the implementation of the Group’s strategy. They facilitate sharing of best practice and innovation and bind the company together operationally. Group Functions will continue their role in advising and supporting the Managing Board and they will further strengthen the central functions such as Compliance and Audit.

Press enquiries:

ABN AMRO press office
+31 20 6288900